NEWS RELEASE

ELD No. 08-18

TSX: ELD   AMEX: EGO

July 9, 2008

BRAZAURO AND ELDORADO TO PARTNER ON THE

TOCANTINZINHO PROJECT AND TAPAJOS DISTRICT EXPLORATION

 (all amounts in Canadian dollars)

VANCOUVER, BC, – Eldorado Gold Corporation (“Eldorado”) is pleased to announce that we have reached an agreement for Eldorado to earn an interest in Brazauro Resources Corporation’s (“BZO”) 43,000 hectare Tocantinzinho Project (“TZ Project”) in the Tapajos District of Para State, Brazil.  In addition the agreement provides for a partnering of extended exploration in the Tapajos District.

This agreement ensures that the TZ Project will be explored and developed in a timely manner through the access to Eldorado’s exploration and project development expertise in Brazil.

Eldorado can earn up to a 75% interest in the TZ Project by undertaking $9.5 million of exploration and development expenditures and making payments to Brazauro in the aggregate of $90.0 million plus a production decision fee of up to $10.0 million.

Eldorado will subscribe for 8,800,000 units of Brazauro at a price of $0.95 per unit (the “Private Placement”). Each unit is comprised of one common share of Brazauro and one warrant.  Each warrant will entitle the holder to acquire one half of one common share of Brazauro at a price of $1.30 per share for a period of 18 months.  The proceeds of the Private Placement will be used by Brazauro to fund exploration activities in Brazauro’s other properties in Brazil including the Tapajos District and for general corporate purposes.

Eldorado will incur a minimum of $9.5 million of expenditures on the TZ Project within a 24 month period and will then have the option to acquire an initial 60% interest in the TZ Project by paying Brazauro $40 million.  Eldorado will have a further option to increase its interest in the TZ Project to 70% by making an additional payment to Brazauro of $30 million within 90 days of the executive committee of the joint venture (the “Executive Committee”) approving the construction of the mine based on a NI 43-101 compliant feasibility study (the “Feasibility Study”).

Provided Eldorado has exercised both the first and second option, at any time within 2 years of the construction decision, Eldorado can exercise a third option by paying $20 million to Brazauro in exchange for an additional 5% interest in the TZ Project.  If a production decision is made by Executive Committee and the proven and probable gold reserves included in the Feasibility Study are greater than 2.0 million ounces Eldorado will pay an additional production decision fee to Brazauro based on the following:

Proven and Probable Gold Reserves

Payment

2.0 million ozs to 2.5 million ozs

$5.0 million

Greater than 2.5 million ozs

$10.0 million

Exclusive to the TZ Project Brazauro will grant Eldorado a Right of First Offer (“ROFO”) in the event that Brazauro wishes to either sell an interest in or enter into a joint venture in respect to the development of any additional property in Brazil.

The TZ Project is located in the Tapajos District of north central Brazil.  Gold mineralization occurs as stockwork veinlets within Proterozoic granite.  Work to date has successfully defined a resource base consisting of 1.05 million ounces of gold in the indicated category and 1.04 million ounces of gold in the inferred category.  Brazauro has planned a 7500 meter drill program in 2008 designed to both upgrade inferred resources and increase total resources.  Eldorado anticipates that the scope of the planned programme managed by Eldorado will be enhanced consistent with our view of the TZ Project’s excellent prospectivity.

Eldorado’s President and Chief Executive Officer, Paul Wright commented, “We are excited with the opportunity the TZ Project provides and the ability to partner with Brazauro in the Tapajos District.   With an initial significant resource base established at the TZ Project we have a unique entry point into a prolific gold district in a jurisdiction in which we have explored and operated for more than 10 years.  We have retained our senior management team from our Sao Bento mine in Brazil and are ready to take on the responsibility to advance the TZ Project to a construction decision in a timely manner.”

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  FORM 40-F dated March 29, 2007 and technical reports filed under the Company’s name at www.sedar.com.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward- looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008.  Such factors include, amongst others, the following:  gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax:  604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com